EXHIBIT 99.1

News Release dated September 21, 2016, Suncor Energy provides update on Shelburne Basin exploration project

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy provides update on Shelburne Basin exploration project

Calgary, Alberta (Sept. 21, 2016) – Suncor reports that it has been advised by the operator of the Shelburne Basin joint venture exploration project, Shell Canada Limited, that the drilling of the first exploration well has been completed and it is non-commercial.

As a result, in the third quarter of 2016 Suncor will write off its share of the cost of the well which, under the commercial terms of Suncor’s farm-in agreement, is expected to be approximately $105 million (after-tax).

The Shelburne Basin deepwater exploration project is located approximately 250 kilometres offshore, south of Halifax, Nova Scotia.  Joint venture participants are operator Shell Canada Limited (50 per cent), ConocoPhillips Canada East Coast Partnership (30 per cent) and Suncor (20 per cent).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the anticipated write off of Suncor’s share of the cost of the exploration well and the expected amount to be written off. Some of the forward-looking statements may be identified by words like “expected”, “will”, and similar expressions. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 27, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Feb. 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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